UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)*


                           IWERKS ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   465916203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 ROBERT D. RYAN
                                   SIMEX INC.
       VICE PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER
                        511 KING STREET WEST, SUITE 130
                            TORONTO, ONTARIO M5V 1K4
                                 (416) 597-1585
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:
                            RICHARD WILLOUGHBY, ESQ.
                                     TORYS
                                237 PARK AVENUE
                         NEW YORK, NEW YORK 10017-3142
                           TELEPHONE: (212) 880-6000


                                AUGUST 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465916203                   13D                   Page 2 of 9 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SIMEX INC.              TAX ID NUMBER:  NOT APPLICABLE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC AND OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO, CANADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             317,460 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        393,956 (2)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             317,460 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        711,416 (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.1% (1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
(1)  317,460 Shares issuable upon conversion of the Note (as defined below).
(2) Includes 159,295 Shares (as defined below) issuable pursuant to outstanding employee stock options exerciseable within 60 days of August 31, 2001 beneficially owned by the Selling Stockholders (as defined below) and 234,661 Shares beneficially owned by the Selling Stockholders, in both cases subject to the Voting Agreements (as defined below).
(3) Based on 3,449,303 Shares outstanding as of August 31, 2001. Includes 317,460 Shares issuable upon conversion of the Note and 159,295 Shares issuable pursuant to outstanding employee stock options exercisable within 60 days of August 31, 2001 beneficially owned by the Selling Stockholders which are subject to the Voting Agreements.

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the shares of common stock, $0.001 par value per share (the "Shares") of Iwerks Entertainment, Inc., a Delaware corporation with its principal executive offices located at 4520 West Valerio Street, Burbank, California 91505-1046 (the "Issuer").

Item 2. Identity and Background

     This statement is being filed by SimEx Inc.

     (a) SimEx, Inc. ("SimEx") is a corporation incorporated under the laws of the Province of Ontario, Canada.

     (b) The address of the principal executive offices of SimEx is 511 King Street West, Suite 130, Toronto, Ontario M5V 1K4.

     (c) SimEx builds turnkey special venue attractions that feature film or digital projection, simulation technology and themed environments. SimEx has film production studios in Los Angeles, Toronto and Vancouver, and international sales and service offices in Tokyo, Osaka, Florida, New York, Lisbon and London. SimEx attractions can be found worldwide in theme parks, science centers, museums, shopping centers and world expos.

     (d) During the last five years, SimEx has not been convicted in any criminal proceeding.

     (e) During the last five years, SimEx has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Information regarding the directors and executive officers of SimEx is set forth on Schedule I attached hereto. The citizenship of the directors and executive officers of SimEx is as stated on Schedule I. During the last five years, to the knowledge of SimEx, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On August 31, 2001, SimEx and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which SimEx will acquire all of the outstanding

Shares of the Issuer for a total cash consideration of US$2.25 million. Based on cash on hand and existing financing commitments (consisting of subordinated debt on terms to be agreed upon), SimEx has all the funds necessary to consummate the transactions contemplated by the Merger Agreement. At the effective time of the merger of SimEx Acquisition Co., a Delaware corporation and wholly owned subsidiary of SimEx ("Acquisition Co."), with and into the Issuer pursuant to the Merger Agreement (the "Merger"), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in treasury which are to be cancelled at the effective time of the Merger or Shares held by stockholders who perfect their appraisal rights under Delaware General Corporation Law) will be cancelled and automatically converted into the right to receive a ratable portion of the US$2.25 million equal to the quotient obtained by dividing (i) US$2.25 million by (ii) the number of Shares outstanding immediately prior to the effective time of the Merger. At August 31, 2001, the Issuer had 3,449,303 Shares issued and outstanding (not including Shares held in treasury), 105,000 Shares underlying "in-the-money" options or warrants and 732,168 Shares underlying "out-of-the-money" options or warrants. Assuming the exercise or conversion of all "in-the-money" securities (other than the Note) prior to the effective time of the Merger, the per share consideration to be offered to the Issuer's stockholders will be approximately US$0.63.

     The Merger is subject to stockholder approval and other customary closing conditions. If the Merger is consummated, the Issuer will become a wholly owned subsidiary of SimEx.

     In connection with the Merger Agreement, each member of the board of directors and the chief financial officer of the Issuer, namely Donald W. Iwerks, Gary J. Matus, Peter Hanelt, Jeffrey M. Dahl and Bruce Beda (collectively, the "Selling Stockholders"), entered into Voting Agreements dated August 31, 2001 with SimEx (each a "Voting Agreement" and collectively, the "Voting Agreements") to, among other matters, (i) vote their Shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby and in favor of any matter that could reasonably be expected to facilitate the transactions contemplated by the Merger Agreement, and (ii) granted to certain officers of SimEx an irrevocable proxy to vote their Shares to approve and adopt the Merger Agreement and other actions contemplated thereby and in favor of each of the other actions in furtherance thereof.

     On August 21, 2001, the Issuer issued a promissory note (the "Note") in favor of SimEx in the principal sum of US$200,000. The Note is convertible at the option of SimEx, in whole or in part, at any time prior to the maturity date thereunder, into Shares of the Issuer, at a conversion price of US$0.63, subject to adjustment as provided in the Note. Assuming SimEx were to convert the Note into Shares of the Issuer at the conversion price of US$0.63, SimEx would be entitled to 317,460 Shares.

     References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Note as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement and the Note, respectively, included as Exhibits 1, 2 and 3 to this
Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

     It is expected that, initially following the Merger, the operations of the Issuer will be continued substantially as they are currently being conducted. SimEx will continue to evaluate the business and operations of the Issuer during the pendency of and after the consummation of the Merger, and will take such actions as it deems appropriate under the circumstances then existing. SimEx intends to seek additional information about the Issuer during this period. Thereafter, SimEx intends to review such information as part of a comprehensive review of the Issuer's business, operations, capitalization and management (including changes to the present Board) with a view to optimizing the Issuer's potential in conjunction with SimEx's businesses. It is expected that the business and operations of the Issuer will form an important part of SimEx's future business plans.

     Except as set forth herein and as contemplated by the Merger Agreement, SimEx does not have any formal plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its material subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its material subsidiaries;
(iv) any material change in the Issuer's present capitalization or dividend policy; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (vii) any action similar to any of those enumerated above.

     If the Merger is consummated as planned, the Shares will be deregistered under the Securities Act of 1933, as amended, and the Exchange Act and cease to be authorized to be listed on the Over The Counter Bulletin Board.

Item 5. Interest in Securities of the Issuer

     (a)-(b) As of the date hereof, SimEx beneficially owns and has the sole power to vote and to direct the vote of, and the sole dispositive power with respect to, 317,460 Shares and SimEx beneficially owns and has shared voting and dispositive power of 393,956 Shares (which is comprised of 159,295 Shares issuable to the Selling Stockholders upon exercise of employee stock options exercisable within 60 days of August 31, 2001 and 234,661 Shares beneficially owned by the Selling Shareholders, in both cases subject to the Voting Agreements), representing in the aggregate of 18.1% of the outstanding Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Shares disclosed to SimEx by the Issuer as outstanding as of August 31, 2001 and Shares issuable pursuant to outstanding employee stock options exercisable within 60 days of August 31, 2001 beneficially owned by the Selling Stockholders which are a subject to the Voting Agreements and 317,460 Shares issuable upon conversion of the Note. Except as set forth herein, to the knowledge of SimEx, no director or executive officer of SimEx beneficially owns any other Shares of the Issuer.

     (c) There have been no transactions by SimEx in securities of the Issuer during the past 60 days, other than the Note issued in favor of SimEx. To the knowledge of SimEx, there have been no transactions by any director or executive officer of SimEx in securities of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement, the Voting Agreements and the Note, to the knowledge of SimEx, there are no contracts, arrangements, understandings or relationships among SimEx and between it and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of August 31, 2001, among SimEx, Acquisition Co. and the Issuer (incorporated herein by reference to Annex A to the Issuer's Proxy Statement on Schedule 14A previously filed on September 25, 2001).

2. Form of Voting Agreement, dated as of August 31, 2001, among SimEx and each of the Selling Stockholders (incorporated herein by reference to Annex B to the Issuer's Proxy Statement on Schedule 14A previously filed on September 25, 2001).

3. Promissory Note, dated as of August 21, 2001, made by the Issuer in favor of SimEx.

4. Joint Press Release of SimEx and the Issuer issued September 4, 2001 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K previously filed on September 10, 2001).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2001

                                   SIMEX INC.


                                   By: /S/ROBERT D. RYAN
                                       ----------------------------------------
                                   Name:  Robert D. Ryan
                                   Title: Vice President, Corporate Development
                                          and Chief Financial Officer

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of August 31, 2001, among SimEx, Acquisition Co. and the Issuer (incorporated herein by reference to Annex A to the Issuer's Proxy Statement on Schedule 14A previously filed on September 25, 2001).

2. Form of Voting Agreement, dated as of August 31, 2001, among SimEx and each of the Selling Stockholders (incorporated herein by reference to Annex B to the Issuer's Proxy Statement on Schedule 14A previously filed on September 25, 2001).

3. Promissory Note, dated as of August 21, 2001, made by the Issuer in favor of SimEx.

4. Joint Press Release of SimEx and the Issuer issued September 4, 2001 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K previously filed on September 10, 2001).

                                                                     SCHEDULE I


                      INFORMATION CONCERNING THE DIRECTORS
                         AND EXECUTIVE OFFICERS OF SIMEX

DIRECTORS AND EXECUTIVE OFFICERS OF SIMEX. The following table sets forth the name, age, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of SimEx. Except for Donald R. Gordon, who is a citizen of the United States, each such person is a citizen of Canada. Unless otherwise indicated, the current business address of each person is SimEx. Each occupation set forth opposite an individual's name refers to employment with SimEx, unless otherwise noted.


                                            PRESENT PRINCIPAL OCCUPATION OR
                                          EMPLOYMENT; MATERIAL POSITIONS HELD
  NAME, AGE AND CURRENT                     DURING THE PAST FIVE YEARS AND
    BUSINESS ADDRESS                          BUSINESS ADDRESSES THEREOF
---------------------------              --------------------------------------

Michael J. Needham, 60                   President, Chief Executive Officer,
c/o SimEx Inc.                           Chairman and Director since the
130 - 511 King St. W.                    inception of SimEx in 1991.
Toronto, Ontario                         Co-founded Helix Investments Limited,
M5V 1K4                                  a private investment company, in 1968
                                         and served as its President until
                                         1991.

Robert D. Ryan, 43                       Chief Financial Officer and
c/o SimEx Inc.                           Vice-President, Corporate Development
130 - 511 King St. W.                    of SimEx since March 2001.  Mr. Ryan
Toronto, Ontario                         has held senior finance and
M5V 1K4                                  operations positions with SunBlush
                                         Technologies Corporation (1999-2001),
                                         CXW Capital Corp. (1998-2001),
                                         Insight Information Inc. (1992-1998)
                                         and the Jim Pattison Group
                                         (1986-1992).

Shiori Sudo, 55                          Executive Vice-President, Secretary
c/o SimEx Inc.                           and Director since the inception of
130 - 511 King St. W.                    SimEx in 1991. Prior to joining
Toronto, Ontario                         SimEx, Ms. Sudo served as a Special
M5V 1K4                                  Advisor to Helix Investments Limited
                                         with respect to its interests in Japan
                                         and Southeast Asia from 1984 - 1991.

Brian R. Peebles, 39                     Senior Vice President, Operations and
c/o SimEx Inc.                           Director since the inception of SimEx
130 - 511 King St. W.                    in 1991. Prior to joining SimEx, Mr.
Toronto, Ontario                         Peebles was employed by InterActive
M5V 1K4                                  Entertainment Inc. in various
                                         management capacities, including
                                         General Manager of TOUR OF THE UNIVERSE
                                         and Director of Operations from 1984 to
                                         1991.

Moses Znaimer, 59                        Co-founded CityTV, a Toronto
c/o City TV                              independent television station, in
299 Queen St. W.                         1972 and has served as CityTV's
Toronto, Ontario                         President and Executive Producer
M5V 2Z5                                  since 1972.   Mr. Znaimer has been a
                                         Director of SimEx since April 1997.

Donald R. Gordon, 63                     First Vice-President of Janney
c/o Janney Montgomery Scott Inc.         Montgomery Scott Inc., a New York
26 Broadway, 8th Floor                   based securities brokerage and
New York, New York                       investment banking firm since 1989.
10004-1776                               Mr. Gordon has been a Director of
                                         SimEx since September 1996.

Dr. Alexander Mikalachki, 68             Professor, specializing in business
c/o Richard Ivey School of Business      strategy and the management of
1151 Richmond St. N.                     change, at the Ivey School of
London, Ontario                          Business at the University of Western
N6A 3K7                                  Ontario since 1971.  Dr. Mikalachki
                                         has been a Director of SimEx since
                                         April 1996.

Bruce Wylie, 34                          Vice President of Working Ventures
c/o Working Ventures Canadian Fund       Canadian Fund Inc., a labour
1600 - 250 Bloor St. E.                  sponsored venture capital fund, since
Toronto, Ontario                         1994. Mr. Wiley has been a Director
M4W 1E6                                  of the Company since July 1999.

                                                                     EXHIBIT 3


THE SECURITY REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION THEREUNDER. PRIOR TO ANY SALE OR TRANSFER OF THIS NOTE, EXCEPT PURSUANT TO THE PROVISIONS OF RULE 144 UNDER THE ACT OR A REGISTRATION STATEMENT EFFECTIVE UNDER THE ACT COVERING SUCH SALE OR TRANSFER, THE HOLDER HEREOF SHALL HAVE DELIVERED TO THE MAKER HEREOF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE MAKER HEREOF TO THE EFFECT THAT SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT.

                                 PROMISSORY NOTE


US $200,000                                                     AUGUST 21, 2001


     FOR VALUE RECEIVED, the undersigned, IWERKS ENTERTAINMENT INC., a Delaware corporation ("Maker") hereby promises to pay to the order of SIMEX INC., an Ontario, Canada corporation ("Lender"), the principal sum of TWO HUNDRED THOUSAND AND NO/100 DOLLARS ($200,000), plus any Interest thereon (as set forth below). This Promissory Note supercedes and cancels that certain Promissory Note dated as of the dated hereof, in the aggregate principal amount equal to Two Hundred Thousand Dollars ($200,000) issued by Maker to Lender, and such cancellation is hereby acknowledged by Maker and Lender.

     The principal balance of this Note (the "Principal Balance") shall bear interest at the rate of zero percent (0%) per annum from the period beginning on the date the principal sum is to be advanced by Lender, August 21, 2001, and ending on the earlier of (i) August 31, 2005 or (ii) the acceleration of the Note (as provided for herein) upon the occurrence of a Triggering Event (as defined below) (the "Maturity Date"). If the Principal Balance is not paid in full by the Maturity Date (a "Default"), the Note shall bear interest at the per annum rate of twelve percent (12%) (the "Interest"). All Interest shall be (i) computed on the basis of a year consisting of 360 days and (ii) charged for the actual number of days the Maker is in Default..

     All funds received by Lender during the existence of a Default shall be applied first to accrued and unpaid Interest and then to the Principal Balance.

     This Note shall be secured by one portable simulation unit, certified by Maker to be without material defect and in good working order. Such security shall be evidenced by a Uniform Commercial Code filing in favor of Lender and a security agreement or other documentation in a form to be mutually agreed upon and reasonably satisfactory to Maker and Lender (the "Security Agreement").

     This Note may be prepaid, in whole or in part, without premium or penalty.

     Lender shall have the right to convert, in whole or in part, at any time, for greater certainty prior to or after the Maturity Date, until the entire unpaid and unconverted

Principal Balance of this Note, plus all accrued but unpaid Interest hereon, into shares of Common Stock of Maker (the "Shares"), at a conversion price of sixty-three cents ($0.63) per Share (the "Conversion Price"), subject to adjustment as hereinafter provided. Upon the surrender of this Note to Maker for conversion, Maker shall issue and deliver to Lender as promptly as possible but in no event later than five (5) business days after Maker's receipt of the surrendered Note, certificate(s) evidencing the Shares. Certificates for Shares issued upon the conversion of this Note shall be issued in the name of, or in such names as may be directed by, Lender. All Shares issued upon conversion shall be deemed issued as of the close of business on the date the Note is surrendered in accordance with this paragraph and received by Maker. The Shares issued upon conversion of this Note shall be issued as fully paid and nonassessable Shares of Maker. Maker shall, prior to the conversion date, reserve and keep available for the purpose of effecting the conversion of this Note such number of its duly authorized Shares as shall be sufficient to effect the conversion of the Note (both Principal Balance and Interest).

     In the case Maker at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) the Shares into a greater number of Shares or pays a dividend or makes a distribution to holders of Shares in the form of Shares, then the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Shares obtainable upon conversion of this Note shall be proportionately increased. If Maker at any time combines (by reverse stock split or otherwise) the Shares into a smaller number of Shares, then the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Shares obtainable upon conversion of this Note shall be proportionately decreased.

     If any capital reorganization or reclassification of the capital stock of Maker, or consolidation or merger of Maker with another corporation (other than a merger of Maker with or into Lender or any subsidiary of Lender or other similar transaction among Maker and Lender and any of their respective subsidiaries), or the sale, transfer or other disposition of all or substantially all of its properties to another corporation (collectively, a "Reorganization Event"), shall be effected, then, as a condition of such Reorganization Event, lawful and adequate provision shall be made whereby Lender shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Shares issuable upon conversion of this Note, such shares of stock, securities or properties as may be issuable or payable with respect to or in exchange for a number of Shares equal to the number of Shares immediately theretofore issuable upon conversion of this Note had such Reorganization Event not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of Lender to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. Maker shall not effect any such Reorganization Event, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than Maker) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to Lender at the last address of Lender appearing on the books of Maker, the obligation to deliver to Lender such shares of stock, securities or properties as, in accordance with the foregoing provisions, Lender may be entitled to acquire. The above provisions of this paragraph shall similarly apply to successive Reorganization Events.

     Lender shall have the right, without demand or notice, to accelerate this Note and to declare the entire unpaid Principal Balance hereof and the obligations evidenced hereby immediately due and payable and to seek and obtain payment of this Note if any of the following events (each, an "Triggering Event") shall occur: (a) Maker shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors or shall take any corporate action to authorize any of the foregoing; (b) an involuntary case or other proceeding shall be commenced against Maker seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days; or an order for relief shall be entered against Maker under the federal bankruptcy laws as now or hereafter in effect; (c) Maker shall fail to pay any amount owing hereunder or under any Security Agreement when due; or (d) Maker shall default in the due performance or observance of any term covenant or agreement or shall breach any of its representations or warranties, contained in this Note or any Security Agreement; provided, however, that upon the occurrence of any Triggering Event described in clause (a) or (b) above, the entire unpaid Principal Balance hereof and the obligations evidenced hereby shall automatically become due and payable without any declaration or other action being made or taken by Lender.

     Maker agrees to pay to Lender all expenses, including, without limitation, reasonable fees and disbursements of counsel, incurred by Lender in the enforcement and collection of this Note.

     Maker hereby waives presentment for payment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time before, at or after maturity, without in any way affecting the liability of Maker hereunder or any guarantor hereof.

     This Note shall be construed in accordance with and governed by the laws and decisions of the State of California.

     This Note may not be changed or amended orally, but only by an instrument in writing making reference hereto signed by the party against whom enforcement of the change or amendment is sought.

     This Note shall be binding upon Maker and upon Maker's successors and assigns, and shall inure to the benefit of the successors and permitted assigns of Lender.

     In the event that any provision hereof shall be deemed to be invalid by reason of operation of any law, or by reason of the interpretation placed thereon by any court or any governmental body, this Note shall be construed as not containing such provision and the invalidity of such provision shall not affect the validity of any other provisions hereof, and any and all other provisions hereof which otherwise are lawful and valid shall remain in full force and effect.

     IN WITNESS WHEREOF, this Note has been executed and delivered by Maker by its duly authorized officer on the date first set forth above.


                              MAKER


                              By:  /S/ GARY J. MATUS
                                   ------------------------------
                              (Authorized Signature)



                              ACKNOWLEDGED AND AGREED TO:

                              LENDER


                              By:  /S/ MICHAEL NEEDHAM
                                   ------------------------------
                                   Michael Needham



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